Exhibit 1

GROWN ROGUE ANNOUNCES ISSUANCE OF SHARES

MEDFORD, OREGON / May 4, 2020 / Grown Rogue International Inc. (CSE: GRIN) (OTC: GRUSF) (“Grown Rogue” or the “Company”), is pleased to announce that the Company has issued a total of 620,000 common shares to certain directors, officers and consultants of the Company. In addition, the Company issued 200,000 common shares to an existing member of Golden Harvests, LLC in connection with the first tranche of the consideration to be provided for the Company’s previously announced acquisition of an option to purchase a 60% controlling interest of Golden Harvests, LLC. The above mentioned common shares were issued at a price of $0.10 per share and are subject to a four month hold period expiring on September 5, 2020.

Insiders of the Company received an aggregate of 495,000 common shares of the Company. The Company has relied on the exemptions from the valuation and minority shareholder approval requirements of MI 61-101 contained in section 5.5(b) and 5.7(a) of MI 61-101 in respect of such insider participation.

About Grown Rogue

Grown Rogue International Inc. is a vertically-integrated, multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. Grown Rogue has combined an expert management team, award winning cultivation team, state of the art indoor and outdoor manufacturing facilities, and consumer insight based product categorization, to create innovative products thoughtfully curated from “seed to experience”. The Grown Rogue family of products includes sungrown and indoor premium flower, patented nitrogen sealed pre-rolls along with chocolate edibles featuring a partnership with world-renowned chocolatier.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Investor Relations Desk Inquiries

invest@grownrogue.com

(458) 226-2100